PROSPECTUS

Filed pursuant to Rule 424(b)(3)
File No. 333-134507

3,954,760 Shares

AVIGEN, INC.

Common Stock

          This prospectus relates to the disposition from time to time of up to 3,939,760 shares of our outstanding common stock, and up to 15,000 shares of our common stock issuable upon the exercise of a warrant, which are held by certain stockholders named in this prospectus.

          The selling stockholders may sell the shares of common stock described in this prospectus in a number of different ways and at varying prices. We provide more information about how the selling stockholders may sell their shares of common stock in the section entitled “Plan of Distribution” on page 12. We will not be paying any underwriting discounts or commissions in this offering.

           The common stock is traded on the Nasdaq National Market under the symbol “AVGN.” On June 29, 2006, the reported closing price of the common stock was $5.04 per share.

          An investment in the shares offered hereby involves a high degree of risk. See “Risk Factors” beginning on page 2 of this prospectus.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 30, 2006.

ABOUT THIS PROSPECTUS

          You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the selling stockholder has not, authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholder is offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where it is lawful to do so. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

PROSPECTUS SUMMARY

          This summary highlights information contained elsewhere or incorporated by reference into this prospectus. Because it is a summary, it does not contain all of the information that you should consider before investing in our securities. You should read this entire prospectus carefully, including the section entitled “Risk Factors” and the documents that we incorporate by reference into this prospectus, before making an investment decision.

AVIGEN, INC.

          Avigen is a biopharmaceutical company focused on developing and commercializing small molecule therapeutics and biologics to treat serious neurological and neuromuscular disorders. Currently, our lead product candidates (AV650 and AV411) primarily address spasticity and neuromuscular spasm and neuropathic pain. Avigen’s goal is to retain rights to commercialize our products in North America and therefore we expect, when appropriate, to build a sales and marketing infrastructure. We will seek to out-license rights to develop and market our products outside the United States. We will also continue to look for opportunities to expand our pipeline of compounds through a combination of internal research, acquisitions, and in-licensing as appropriate.

          We are in the development stage, have a limited operating history and may not be able to generate revenue or attain profitability. Since our inception, we have not generated any revenue from operations and have a history of significant losses.  Given that we expect to incur substantial net losses to develop and commercialize our potential products, it is unclear when, if ever, we will become profitable.

          Avigen, Inc. was incorporated in October 1992. Our principal executive offices are located at 1301 Harbor Bay Parkway, Alameda, California 94502, and our telephone number is (510) 748-7150. Our Web site is located on the world wide web at “avigen.com.” We do not incorporate by reference into this prospectus supplement the information on our Web site, and you should not consider it as part of this prospectus supplement.

RISK FACTORS

          Investing in our common stock involves a high degree of risk. You should consider carefully the risk factors described below, and all other information contained in or incorporated by reference in this prospectus, before deciding to invest in our common stock. If any of the following risks actually occur, the market price of our common stock could decline, and you could lose all or part of your investment. Additional risks not presently known to us or that we currently believe are immaterial may also significantly impair our business operations and could result in a complete loss of your investment.

Risks Related to Our Business

We expect to continue to operate at a loss and we may never achieve profitability

          Since our inception in 1992, we have not been profitable, and we cannot be certain that we will ever achieve or sustain profitability.  To date, we have been engaged in research and development activities and have not generated any revenues from product sales. As of March 31, 2006, we had an accumulated deficit of $179.3 million.  Developing new compounds will require significant additional research and development activities, including preclinical testing and clinical trials, and regulatory approval. We expect these activities, together with our general and administrative expenses, to result in operating losses for the foreseeable future. Our ability to achieve profitability will depend, in part, on our ability to successfully identify, acquire and complete development of proposed products, and to obtain required regulatory approvals and manufacture and market our approved products directly or through business partners.

If we are able to enhance our existing pipeline of product candidates through the in-license or other acquisition of additional development candidates, we may expose ourselves to new risks that were not identified prior to negotiating the in-license or other acquisition agreement that may prevent us from successfully developing or commercializing our product candidates

          Even if we are able to in-license or acquire potential products, we may fail to identify risks during our due diligence efforts, or new risks may arise later in the development process of our product candidates, that we may be unable to adequately address.  If we are unable to address such previously unidentified risks in a timely manner, we will have paid too much for the acquisition or in-license of the potential product, and our business and results of operations will be harmed.

Our historic research and development activities have primarily focused on our gene delivery products, which raises uncertainty about our ability to develop and commercialize more conventional small molecule product candidates effectively

          We have limited experience in developing or commercializing conventional small molecule product candidates.  If we are unable to effectively develop any of the products in our development portfolio or any new products we in-license or acquire, it would significantly reduce our ability to create commercial opportunities for such products.

Many potential competitors who have greater resources and experience than we do may develop products and technologies that make ours non-competitive or obsolete

          There are many entities, both public and private, including well-known, large pharmaceutical companies, chemical companies, biotechnology companies and research institutions engaged in developing pharmaceuticals for neurological and other applications similar to those that may be targeted by us.  Competitors may succeed in developing products that are more effective and less costly than any that we develop and also may prove to be more successful in the manufacturing and marketing of products, which would render the products that we develop non-competitive or obsolete. Furthermore, many of our competitors are more experienced than we are in drug development and commercialization, obtaining regulatory approvals, and product manufacturing and marketing. Accordingly, our competitors may succeed in obtaining regulatory approval for products more rapidly and more effectively than we do. Any product that we successfully develop and for which we gain regulatory approval must then compete for market acceptance and market share. Accordingly important competitive factors, in addition to completion of clinical testing and the receipt of regulatory approval, will include product efficacy, safety, timing and scope of regulatory approvals, availability of supply, marketing and sales capacity, reimbursement coverage, pricing and patent protection.

          We are aware that other companies are conducting preclinical studies and clinical trials for products that could compete with products we intend to acquire or develop.  See “Item 1. Business -- Competition” of our Annual Report on Form 10-K for the year-ended December 31, 2005, for a more detailed discussion of the competition we face.

The regulatory process is expensive, time consuming and uncertain and may prevent us from obtaining required approvals for the commercialization of our product candidates

          Prior to marketing in the United States, any product developed by us must undergo rigorous preclinical testing and clinical trials as well as an extensive regulatory approval process implemented by the FDA. This process is lengthy, complex and expensive, and approval is never certain.  Positive results from preclinical studies and early clinical trials do not ensure that positive results will be demonstrated in clinical trials designed to permit application for regulatory approval.

          Potential problems we may encounter in the implementation stages of our studies include the chance that we may not be able to conduct clinical trials at preferred sites, obtain sufficient test subjects, or begin or successfully complete clinical trials in a timely fashion, if at all. Furthermore, the FDA may temporarily suspend clinical trials at any time if it believes the subjects participating in trials are being exposed to unacceptable health risks, if it finds deficiencies in the clinical trial process or conduct of the investigation, or to better analyze data surrounding any unexpected developments.

          Because of the risks and uncertainties in biopharmaceutical development, our products could take a significantly longer time to gain regulatory approval than we expect or may never gain FDA approval. If we do not receive these necessary approvals from the FDA, we will not be able to generate substantial revenues or become profitable.

We may not be successful in obtaining required foreign regulatory approvals, which would prevent us from marketing our products internationally

          We cannot be certain that we will obtain any regulatory approvals in other countries. To market our products outside of the United States, we must comply with numerous and varying foreign regulatory requirements implemented by foreign regulatory authorities. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval may differ from that required to obtain FDA approval. Foreign regulatory approval process includes all of the risks associated with obtaining FDA approval set forth above, and approval by the FDA does not ensure approval by the regulatory authorities of any other country.

If we fail to comply with regulatory requirements, or if we experience unanticipated problems with our approved products, our products could be subject to restrictions or withdrawal from the market

          Any product for which we obtain marketing approval from the FDA, along with the manufacturing processes, post-approval clinical data collection and promotional activities for such product, will be subject to continual review and periodic inspection by the FDA and other regulatory bodies. After approval of a product, we will have significant ongoing regulatory compliance obligations. Later discovery of previously unknown problems with our products or manufacturing processes, or failure to comply with regulatory requirements, may result in penalties or other actions, including removal of a product or products from the market.

We may need to secure additional financing to acquire and complete the development and commercialization of our potential products

          At March 31, 2006, we had cash, cash equivalents, available-for-sale securities, and restricted investments of approximately $63.6 million.  We anticipate that our existing capital resources as of March 31, 2006 will be adequate to fund our needs for approximately two to three years. However, beyond that, or earlier if we are successful in pursuing additional indications for compounds in our portfolio or acquiring additional product candidates, we may require additional funding to complete the research and development activities currently contemplated, to acquire new products, and to commercialize our products. Our future capital requirements will depend on many factors, including:

•	continued scientific progress in research and development programs;

•	the scope and results of preclinical studies and clinical trials;

•	the time and costs involved in obtaining regulatory approvals;

•	the costs involved in filing, prosecuting, defending and enforcing patents claims and other intellectual property rights;

•	the costs involved in obtaining licenses to patented technologies from third-parties that may be needed to commercialize our products;

•

how successful, if at all, we are at expanding our drug development portfolio through a combination of internal research, acquisitions, and in-licensing compounds, and the nature of the consideration we pay for acquiring or in-licensing compounds;

•	competing technological developments;

•	the cost of manufacturing for clinical trials and commercialization;

•	the costs of marketing and commercialization activities; and

•	other factors which may not be within our control.

          We will need to obtain additional funding prior to the time, if any, that we are able to market any product candidates.  We may not be able to enter into financing arrangements on acceptable terms or at all. Without additional funding, we may be required to delay, reduce the scope of, or eliminate one or more of our research or development programs.

We expect to depend on third parties to manufacture compounds for our product candidates.  If these manufacturers fail to meet our requirements and the requirements of regulatory authorities, our business, financial condition and results of operations could be harmed

          We intend to use third parties to manufacture active pharmaceutical ingredients and supplies for our product candidates.  For example, we rely entirely on Sanochemia to manufacture and supply to us AV650 for both clinical and commercial supply.  We have entered into an exclusive arrangement with it for this.  We have no experience in manufacturing small molecule compounds and do not have any manufacturing facilities.  If we are unable to enter into supply and processing contracts with third party manufacturers or processors for our other product candidates, or even if we are able to enter into supply and processing contracts, if Sanochemia or such other manufacturers or processors are unable to or do not satisfy our requirements, or if disputes arise between us and our suppliers, we may experience a supply interruption and we may incur additional cost and delay in the clinical development or commercialization of our products. If we are required to find an additional or alternative source of supply, there may be additional cost and delay in the development or commercialization of our products.  Furthermore, with AV650, while we are entitled to require Sanochemia to redundantly source certain AV650 finishing activities beginning as of the time and solely to the extent specified in the contract, we are not entitled to establish a second or independent source of AV650 supply other than under specified circumstances.  In this and any future exclusive supply contracts for our full requirements, we are or will be particularly reliant on our suppliers.  Additionally, the FDA inspects all commercial manufacturing facilities before approving a New Drug Application for a drug manufactured at those sites. If any of our manufacturers or processors fails to pass the FDA inspection, our clinical trials, the potential approval and eventual commercialization of our products may be delayed.

If we are able to bring our potential products to market, we will face a number of risks outside of our control as we may be dependent on others to market our products, as well as to facilitate demand for our products

          Even if we are able to develop our potential products and obtain necessary regulatory approvals, we have no experience in marketing or selling any of our proposed products.  We currently do not have a marketing or sales staff.  If we are successful in achieving FDA approval of any product candidate, including any product that we may acquire as a result of our business development efforts, we will need to build a commercial capability.  The development of a marketing and sales capability will require significant expenditures, management resources and time. We may be unable to build such a sales force, the cost of establishing such a sales force may exceed any product revenues, or our marketing and sales efforts may be unsuccessful. We may not be able to find a suitable sales and marketing partner for our products.  If we are unable to successfully establish a sales and marketing capability in a timely manner or find suitable sales and marketing partners, our business and results of operations will be harmed. Even if we are able to develop a sales force or find a suitable marketing partner, we may not successfully penetrate the markets for any of our proposed products.

          We intend to enter into distribution and marketing agreements with other companies for our products outside the U.S. and do not anticipate establishing our own foreign sales and marketing capabilities for any of our potential products in the foreseeable future.  If any of our foreign marketing partners do not perform under future agreements, we would need to identify an alternative marketing and distribution partner, or market this product ourselves, and we may not be able to establish adequate marketing capabilities for this product.

          Our success is dependent on acceptance of our products. We cannot assure you that our products will achieve significant market acceptance among patients, physicians or third-party payers, even if we obtain necessary regulatory and reimbursement approvals. Failure to achieve significant market acceptance will harm our business.  In addition, we cannot assure you that these products will be considered cost-effective and that reimbursement to the consumer will be available or will be sufficient to allow us to sell our products on a profitable basis. In both the United States and elsewhere, sales of medical products and treatments are dependent, in part, on the availability of reimbursement to the consumer from third-party payers, such as government and private insurance plans.  Third-party payers are increasingly challenging the prices charged for medical products and services. We cannot predict whether any legislative or regulatory proposals will be adopted or the effect that such potential proposals or managed care efforts may have on our business.

We may be unable to attract and retain the qualified employees, consultants and advisors we need to be successful

          We are highly dependent on key members of our senior management and scientific staff.  The loss of any of these persons could substantially impair our research and development efforts and impede our ability to develop and commercialize any of our products. Recruiting and retaining qualified scientific, technical and managerial personnel will also be critical to our success.  Biotechnology and pharmaceutical personnel with these skills are in high demand.  As a result, competition for and retention of personnel, particularly for employees with technical expertise, is intense and the turnover rate for these people can be high.

          In addition, we rely on consultants and advisors to assist us in formulating our research and development strategy. A majority of our scientific advisors are engaged by us on a consulting basis and are employed on a full-time basis by others.  We have limited control over the activities of these scientific collaborators which often limit their availability to us.  Failure of any of these persons to devote sufficient time and resources to our programs could delay our progress and harm our business.   In addition, some of these collaborators may have consulting or other advisory arrangements with other entities that may conflict or compete with their obligations to us.

Changes in board and management composition could adversely disrupt our operations.

          Over the last six months, we have experienced changes to our board of directors and senior management team.  These changes could be disruptive, and we may experience difficulties in attracting and retaining new directors or in integrating members of the Board and management team into new roles with respect to our business.

We face the risk of liability claims which may exceed the scope or amount of our insurance coverage

          The manufacture and sale of medical products entails significant risk of liability claims. We currently carry liability insurance; however, we cannot assure you that this coverage will remain in place or that this coverage will be adequate to protect us from all liabilities which we might incur in connection with the use of our products in clinical trials or the future use or sale of our products upon commercialization. In addition, we may require increased liability coverage as additional products are used in clinical trials and commercialized. This insurance is expensive and may not be available on acceptable terms in the future, if at all. A successful liability claim or series of claims brought against us in excess of our insurance coverage could harm our business. We must indemnify certain of our licensors against any liability claims brought against them arising out of products developed by us under these licenses.

Our use of hazardous materials exposes us to the risk of environmental liabilities, and we may incur substantial additional costs to comply with environmental laws in connection with the operation of our research and manufacturing facilities

          We use radioactive materials and other hazardous substances in our research and development operations.  As a result, we are potentially subject to substantial liabilities related to personal injuries or property damages they may cause.  In addition, clean up costs associated with radioactivity or other hazardous substances, and related damages or liabilities could be significant and could harm our business.  We do not believe that our current level of use of these controlled substances will require any material capital expenditures for environmental control facilities for the next few years.  We are also required to comply with increasingly stringent laws and regulations governing environmental protection and workplace safety which could impose substantial fines and criminal sanctions for violations.  If we were to fail to maintain compliance with these laws and regulations we could require substantial additional capital.

The testing of our potential products relies heavily on the voluntary participation of subjects in our clinical trials, which is not within our control, and could substantially delay or prevent us from completing development of such products

          The development of our potential products is dependent upon collecting sufficient data from human clinical trials to demonstrate safe and effective results.  We experienced delays in enrolling subjects in our previous gene therapy clinical trials, and we may experience similar difficulties with our current products in the future.  Any delay or failure to recruit sufficient numbers of subjects to satisfy the level of data required to be collected under our clinical trial protocols could prevent us from developing any products we may target.

AAV Gene therapy technology is new and developing rapidly and Genzyme Corporation may face delays in developing products based on technologies included in our assignment agreement, in which case we may not receive any additional milestone, sublicensing fees or royalty revenues in connection with the agreement

          Development of drug products, including gene therapy products, is unpredictable and is subject to many risks and uncertainties.  We are not aware of any gene therapy products that Genzyme Corporation has fully developed or for which it has received regulatory approval for commercial sale in the U.S.  As such, we face the risk that they will not be able to develop or receive regulatory approval for commercial sale of any product candidates that might utilize technologies included in our assignment agreement.  Therefore, we may never receive any additional milestone, sublicensing fees or royalty revenues in connection with our previous work on AAV gene therapy activities.

Our success is dependent upon our ability to effectively protect our patents and proprietary rights, which we may not be able to do

          Our success will depend to a significant degree on our ability to obtain patents and licenses to patent rights, preserve trade secrets, and to operate without infringing on the proprietary rights of others. If we are not successful in these endeavors, our business will be substantially impaired.

          To date, we have filed a number of patent applications in the U.S. relating to technologies we have developed or co-developed. In addition, we have acquired licenses to certain issued patents and pending patent applications. We cannot guarantee that patents will issue from these applications or that any patent will issue on technology arising from additional research or, if patents do issue, that claims allowed will be sufficient to protect our technologies.

          The patent application process takes several years and entails considerable expense. The failure to obtain patent protection on the technologies underlying certain of our proposed products may have a material adverse effect on our competitive position and business prospects. Important legal issues remain to be resolved as to the scope of patent protection for biotechnology and pharmaceutical products, and we expect that administrative proceedings, litigation, or both may be necessary to determine the validity and scope of our and others’ patents. These proceedings or litigation may require a significant commitment of our resources in the future.

          If patents can be obtained, we cannot assure you that any of these patents will provide us with any competitive advantage. For example, others may independently develop similar technologies or duplicate any technology developed by us, and our patents may be invalidated or held unenforceable in litigation.  For example, for at least one of our product candidates, the compound in it is no longer patented.  For that candidate, we intend to rely (if they issue) primarily on formulation and potentially use patent claims (combined with any available regulatory exclusivity) rather than more traditional composition-of-matter patent claims on the active ingredient itself.  Formulation and use coverage may not be effective in preventing others from marketing the active compound in competition with us.  As another example, in our AV411 program, the compound is off-patent.  We have filed and own a patent application on its use for the indications for which we are developing.  However, we cannot assure you that this patent application, even if it one day issues as a patent, will effectively prevent others from marketing the same drug for the indications currently claimed by our patent application.

          We also rely on a combination of trade secret and copyright laws, employee and third-party nondisclosure agreements and other protective measures to protect intellectual property rights pertaining to our products and technologies. We cannot be certain that these measures will provide meaningful protection of our trade secrets, know-how or other proprietary information. In addition, the laws of certain foreign countries do not protect our intellectual property rights to the same extent as do the laws of the United States. We cannot assure you that we will be able to protect our intellectual property successfully.

We may not be able to patent certain formulations of our products in development and may need to rely on protections under the Hatch-Waxman Act to prevent generics from copying our product candidates

          Certain of our products in development are molecules that are in the public domain. While we are working to obtain patent protection for our formulations, manufacturing processes, and uses of these molecules, there is no guarantee that we will be able to do so. In cases where no patent protection can be obtained, regulatory exclusivity providing protection against generic competition can be obtained under the Hatch-Waxman Act if we are the first to obtain regulatory approval to market these compounds.  There is no guarantee that we will be able to do so.  Biotechnology or pharmaceutical companies with greater financial and personnel resources may be able to obtain regulatory approval to market one or more of these compounds prior to our obtaining such approval. Failure to obtain patent protection or regulatory exclusivity will adversely impact our ability to commercialize our products and realize a positive return on our investment.

Other persons may assert rights to our proprietary technology, which could be costly to contest or settle

          Third parties may assert patent or other intellectual property infringement claims against us with respect to our products, technologies, or other matters. Any claims against us, with or without merit, as well as claims initiated by us against third parties, can be time-consuming and expensive to defend or prosecute and resolve. There may be third-party patents and other intellectual property relevant to our products and technology which are not known to us. We have not been accused of infringing any third party’s patent rights or other intellectual property, but we cannot assure you that litigation asserting claims will not be initiated, that we would prevail in any litigation, or that we would be able to obtain any necessary licenses on reasonable terms, if at all. If our competitors prepare and file patent applications in the U.S. that claim technology also claimed by us, we may have to participate in interference proceedings declared by the Patent and Trademark Office to determine priority of invention, which could result in substantial cost to us, even if the outcome is favorable to us. In addition, to the extent outside collaborators apply technological information developed independently by them or by others to our product development programs or apply our technologies to other projects, disputes may arise as to the ownership of proprietary rights to these technologies.

We may be required to obtain rights to proprietary genes and other technologies to further develop our business, which may not be available or may be costly

          We currently investigate and use certain gene sequences or proteins encoded by those sequences, including the IL-10 gene, and manufacturing processes that are or may become patented by others. As a result, we may be required to obtain licenses to these gene sequences or proteins or other technology in order to test, use or market products. We may not be able to obtain these licenses on terms favorable to us, if at all.  In connection with our efforts to obtain rights to these gene sequences or proteins or other technology, we may find it necessary to convey rights to our technology to others. Some of our products may require the use of multiple proprietary technologies. Consequently, we may be required to make cumulative royalty payments to several third parties. These cumulative royalties could become commercially prohibitive. We may not be able to successfully negotiate these royalty adjustments to a cost effective level, if at all.

If we do not fulfill our obligations under our in-license agreements, including our in-license for AV650, we may not be able to retain our rights under those agreements and may be forced to cease our activities with the affected product candidate or technology

          We have entered into license agreements with third parties for technologies related to our product development programs. Typically, we have obligations under these agreements to diligently pursue commercialization of products using the technologies licensed to us, among other obligations including payment, patent prosecution, information-sharing and licensing obligations.  We have these kinds of obligations to Sanochemia under our AV650 agreement with it.  If we fail to fulfill our obligations under these agreements and fail to obtain a waiver of any material failure to fulfill such obligations, the licensor may terminate these license agreements with relatively short notice to us. Termination of any of our license agreements could harm our business and force us to cease our activities with the affected product candidate or technology.

          Similarly, if disputes arise between us and our licensors, our rights to the licensed product candidates and technologies could be threatened.  In addition, any such dispute could harm us through taking our management’s time and attention to resolve the dispute.

Risks Related to Our Stock

Anti-takeover effects of certain charter provisions and Delaware law may negatively affect the ability of a potential buyer to purchase some or all of our stock at an otherwise advantageous price, which may limit the price investors are willing to pay for our common stock

          Certain provisions of our charter and Delaware law may negatively affect the ability of a potential buyer to attempt a takeover of Avigen, which may have a negative effect on the price investors are willing to pay for our common stock. For example, our board of directors has the authority to issue up to 5,000,000 shares of preferred stock and to determine the price, rights, preferences, and privileges of those shares without any further vote or action by the stockholders. This would enable the Board of Directors to establish a shareholder rights plan, commonly referred to as a “poison pill,” which would have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of Avigen. In addition, our board of directors is divided into three classes, and each year on a rotating basis the directors of one class are elected for a three-year term. This provision could have the effect of making it less likely that a third party would attempt to obtain control of Avigen through Board representation. Furthermore, certain other provisions of our restated certificate of incorporation may have the effect of delaying or preventing changes in control or management, which could adversely affect the market price of our common stock. In addition, we are subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law.

Our stock price is volatile, and as a result investing in our common stock is very risky

From January 1, 2004 to May 25, 2006, our stock price has fluctuated between a range of $2.63 and $7.93 per share. We believe that various factors may cause the market price of our common stock to continue to fluctuate, perhaps substantially, including announcements of:

•	technological innovations or regulatory approvals;

•	results of clinical trials;

•	new products by us or our competitors;

•	developments or disputes concerning patents or proprietary rights;

•	achievement or failure to achieve certain developmental milestones;

•	public concern as to the safety of pharmaceutical products;

•	health care or reimbursement policy changes by governments or insurance companies;

•	developments of significant acquisitions or in relationships with corporate partners;

•	announcements by us regarding financing transactions and/or future sales of equity securities; or

•	changes in financial estimates or securities analysts’ recommendations.

          In addition, in recent years, the stock market in general, and the shares of biotechnology and health care companies in particular, have experienced extreme price fluctuations. These broad market and industry fluctuations may cause the market price of our common stock to decline dramatically.

Substantial sales of shares may impact the market price of our common stock.

          If our stockholders sell substantial amounts of our common stock, including the selling stockholders listed in this prospectus, the market price of our common stock may decline.  These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

FORWARD-LOOKING STATEMENTS

          This prospectus, including the information that we incorporate by reference, contains various forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “anticipates,” “believes,” “continue” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “should,” “will,” or the negative of these terms or other comparable terminology.  These forward-looking statements may also use different phrases.  Discussions containing these forward-looking statements may be found, among other places, in “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference from our most recent annual report on Form 10-K and in our most recent quarterly report on Form 10-Q subsequent to the filing of our most recent annual report on Form 10-K with the SEC, as well as any amendments thereto reflected in subsequent filings with the SEC.  We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. Forward-looking statements include, but are not limited to, statements about:

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the potential of our product development programs, including AV650 for neuromuscular spasm and spasticity, AV411 for neuropathic pain, and AV513 for the treatment of multiple bleeding disorders, including hemophilia;

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our expectations with respect to the clinical development of our product candidates, our clinical trials and the regulatory approval process, including the potential acceleration of clinical development in the U.S. of our two lead product development programs that are based on compounds with prior experience in human clinical trials outside the U.S.;

•	our intention to submit Investigational New Drug filings (INDs) to the FDA regarding AV650 and AV411;

•	our expectations relating to our selection of additional disease targets for compounds we are developing;

•	our expectations with regard to our ability to expand our drug development portfolio through a combination of internal research, acquisitions, and in-licensing opportunities from third parties;

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our expectations regarding our receipt of future revenues based on the development success by Genzyme Corporation in developing and commercializing gene therapy products based on rights included in our assignment agreement;

•	our expectations regarding expense savings and cash burn rate resulting from the reduction in our staff level, consolidation of operations, and the sublease of portions of our facilities; and

•	our expectations regarding our capital requirements, how long our current financial resources will last, and our needs for additional financing.

          Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.  These risks include those risks discussed under the heading “Risk Factors” and elsewhere in this prospectus.  Because the factors referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf, you should not place undue reliance on any forward-looking statements. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and, except as required by law, we undertake no obligation to publicly revise our forward-looking statements to reflect events or circumstances that arise after the date of this prospectus or the date of documents incorporated by reference in this prospectus that include forward-looking statements.

USE OF PROCEEDS

          We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders pursuant to this prospectus. Any sale of shares by us to University License Equity Holdings, Inc. in connection with the exercise of the warrant held by them will be made pursuant to an exemption from the registration requirements of the Securities Act. If University License Equity Holdings, Inc. exercises the warrant held by it in full, we will receive $97,500 from the exercise of the warrant.

SELLING STOCKHOLDERS

          On May 12, 2006, we issued 3,939,760 shares of common stock in a private placement to certain stockholders.  Pursuant to Common Stock Purchase Agreements related to this private placement, we agreed to file a registration statement of which this prospectus is a part with the Securities and Exchange Commission to register the disposition of the shares of our common stock we issued, and to keep the registration statement effective until the earlier of (a) May 12, 2008,  and (b) such time as all such shares registered hereunder have been sold. None of the selling stockholders have any position, office or material relationship with Avigen.

          On March 10, 2004, we issued a warrant to purchase 15,000 shares of common stock in a private placement to University License Equity Holdings, Inc. in connection with the entering into of a license agreement with University License Equity Holdings, Inc..  Although we have no obligation to register the shares issuable upon exercise of this warrant, for the benefit of University License Equity Holdings, Inc. we have included the shares issuable upon exercise of the warrant to this selling stockholder in this prospectus and related registration statement.

          The following table sets forth: (1) the name of each of the selling stockholders; (2) the number of shares of our common stock owned by each such selling stockholder prior to this offering; (3) the percentage (if one percent or more) of common stock owned by each such selling stockholder prior to this offering (4) the number of shares of our common stock being offered pursuant to this prospectus; (5) the number of shares of our common stock owned upon completion of this offering, and (6) the percentage (if one percent or more) of common stock owned by each such selling stockholder after this offering.  This table is prepared based on information supplied to us by the selling stockholders, and reflects holdings as of May 19, 2006. As used in this prospectus, the term “selling stockholder” includes each of the selling stockholders listed below, and any donees, pledges, transferees or other successors in interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge, or other non-sale related transfer. The number of shares in the column “Number of Shares Being Offered” represents all of the shares that a selling stockholder may offer under this prospectus. The selling stockholder may sell some, all or none of its shares. We do not know how long the selling stockholders will hold the shares before selling them, and we currently have no agreements, arrangements or understandings with the selling stockholders regarding the sale of any of the shares.

          Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Securities Exchange Act of 1934, as amended. The percentage of shares beneficially owned prior to the offering is based on  24,965,862 shares of our common stock actually outstanding as of May 19, 2006.

	Shares of Common Stock Beneficially Owned Prior to Offering		Number of Shares Being Offered	Shares of Common Stock Beneficially Owned After Offering

Security Holder	Number	Percent		Number	Percent

Biotechnology Value Fund, L.P.	529,927	2.1%	272,740	257,187	1.0%
Biotechnology Value Fund II, L.P.	346,811	1.4%	186,911	159,900	*
BVF Investments, L.L.C.	1,185,484	4.7%	711,764	473,720	1.9%
Investment 10, L.L.C.	131,215	*	78,585	52,630	*
University License Equity Holdings, Inc. (1)	15,000	*	15,000	0	*
Permal U.S. Opportunities Limited	563,066	2.3%	234,400	328,666	1.3%
Zaxis Partners, L.P.	128,600	*	52,000	76,600	*
Zaxis Institutional Offshore Master Fund, L.P.	216,900	*	90,700	126,200	*
Zaxis Institutional Partners, L.P.	151,900	*	84,300	67,600	*
Zaxis Offshore Limited Master Fund, L.P.	279,800	1.1%	101,900	177,900	*
Zaxis Equity Neutral, L.P.	14,600	*	5,200	9,400	*
Guggenheim Portfolio Company XIII, LLC	69,200	*	29,000	40,200	*
Pollat Evans & Co.	5,900	*	2,500	3,400	*
Enable Growth Partners LP (2)	242,086	*	242,086	0	*
Enable Opportunity Partners LP (2)	37,244	*	37,244	0	*
Pierce Diversified Strategy Master Fund LLC, Ena (2)	93,110	*	93,110	0	*
Millennium Partners, L.P. (2)(3)	1,745,856	7.0%	600,000	1,145,856	4.6%
Fort Mason Partners, LP	34,022	*	34,022	0	*
Fort Mason Master, LP	524,638	2.1%	524,638	0	*
Federated Kaufmann Fund & Portfolio of Federated Equity Funds (2)	3,672,753	14.7%	558,660	3,114,093	12.5%

*	Represents less than 1%.

(1)	Consists of 15,000 shares of common stock issuable upon exercise of a warrant. For the purposes hereof, we assume the issuance of all 15,000 shares.
(2)

The selling stockholder has identified itself as an affiliate of a registered broker-dealer. The selling stockholder has represented to us that it purchased the shares in the ordinary course of its business and for its own account and, at the time of purchase, with no intention of distributing any of such shares or any arrangement or understanding with any other persons regarding the distribution of such shares.

(3)

The 600,000 shares of common stock being sold by Millennium Partners, L.P. are owned by Millennium Partners, L.P.  The remaining 1,145,856 shares of common stock are owned by Millenco, L.P.  Millennium Partners, L.P. is a limited partner in Millenco, L.P.

PLAN OF DISTRIBUTION

          The selling stockholders may sell the shares offered by this prospectus. The selling stockholders, including their donees, pledgees, transferees or other successors-in-interest selling shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. To the extent any of the selling stockholders gift, pledge or otherwise transfer the shares offered hereby, such transferees may offer and sell the shares from time to time under this prospectus, provided that this prospectus has been amended under Rule 424(b)(3) or other applicable provision of the Securities Act to include the name of such transferee in the list of selling stockholders under this prospectus.

          The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account under this prospectus;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	“at the market” or through market makers or into an existing market for the shares;

•	short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•

through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise, after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

          The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

          In connection with the sale of the shares, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

          The aggregate proceeds to the selling stockholders from the sale of the shares offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

          The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

          The selling shareholders and any broker-dealers that act in connection with the sale of securities may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act in connection with such sales, and any commissions received by such broker-dealers and any profit on the resale of the securities sold by them while acting as principals may be deemed to be underwriting discounts or commissions under the Securities Act.

          To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

          To comply with the securities laws of some states, if applicable, the shares may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the shares may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

          We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

          We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

          We have agreed with the selling stockholders to keep the registration statement that includes this prospectus effective until the earlier of (1) May 12, 2008, and (2) the date on which the shares covered by this prospectus have been sold.

LEGAL MATTERS

          The validity of the securities being offered hereby will be passed upon by Cooley Godward LLP, Palo Alto, California.

EXPERTS

          Ernst & Young LLP, independent registered public accounting firm, has audited our financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2005, and management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2005, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement.  Our financial statements and management’s assessment are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

          We file electronically with the Securities and Exchange Commission our annual reports on Form 10-K, quarterly interim reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934. We make available on or through our website, free of charge, copies of these reports as soon as reasonably practicable after we electronically file or furnish it to the SEC. You can also request copies of such documents by contacting our Investor Relations Department at (510) 748-7150 or sending an email to ir@avigen.com.  You may read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including Avigen. The SEC’s Internet site can be found at http://www.sec.gov.

          We incorporate by reference into this prospectus the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, including any filings after the date of this prospectus but before the end of any offering made under this prospectus. The SEC file number for the documents incorporated by reference in this prospectus is 0-28272. We incorporate by reference the following information that has been filed with the SEC:

•	our current report on Form 8-K filed with the SEC on January 10, 2006;

•	our current report on Form 8-K filed with the SEC on January 17, 2006;

•	both of our current reports on Form 8-K filed with the SEC on February 21, 2006;

•	our current report on Form 8-K filed with the SEC on February 28, 2006;

•	our annual report on Form 10-K for the year ended December 31, 2005 filed with the SEC on March 16, 2006 (the “2005 10-K”);

•	our current report on Form 8-K filed with the SEC on March 22, 2006;

•	the information specifically incorporated by reference into our 2005 Form 10-K from our definitive proxy statement on Schedule 14A filed with the SEC on April 20, 2006;

•	our quarterly report on Form 10-Q for the quarterly period ended March 31, 2006 filed with the SEC on May 16, 2006;

•	our current report on Form 8-K filed with the SEC on May 11, 2006;

•	our current report on Form 8-K filed with the SEC on May 15, 2006;

•	our current reports on Form 8-K filed with the SEC on June 6, 2006;

•	our current report on Form 8-K filed with the SEC on June 23, 2006; and

•	the description of the common stock contained in our Registration Statement on Form 8-A filed with the SEC on April 22, 1996 under the Securities Exchange Act of 1934.

          Any information in any of the foregoing documents will automatically be deemed to be modified or superseded to the extent that information in this prospectus or in a later filed document that is incorporated or deemed to be incorporated herein by reference modifies or replaces such information.

          We also incorporate by reference any future filings (other than current reports furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits filed on such form that are related to such items) made with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, until we file a post-effective amendment which indicates the termination of the offering of the securities made by this prospectus. Information in such future filings updates and supplements the information provided in this prospectus. Any statements in any such future filings will automatically be deemed to modify and supersede any information in any document we previously filed with the SEC that is incorporated or deemed to be incorporated herein by reference to the extent that statements in the later filed document modify or replace such earlier statements.

          We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, without charge upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this prospectus but not delivered with the prospectus, including exhibits which are specifically incorporated by reference into such documents. Requests should be directed to: Investor Relations, Avigen, Inc., 1301 Harbor Bay Parkway, Alameda, California 94502, telephone:  (510) 748-7150.